UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)
                                (Final Amendment)


                            Chaparral Resources, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                           Warrants to Purchase Shares
                  of Common Stock, Par Value $0.0001 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    159420207
                 -----------------------------------------------
                                 (CUSIP Number)



                               Miss J. E. Munsiff
                                  Shell Centre
                                 London SE1 7NA
                                     England
                           Tel.: +44 (0) 207 934-3080
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 7, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D




---------------------------------               --------------------------------
 CUSIP No. 159420207                                   Page 2 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Shell Capital Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES          7      SOLE VOTING POWER
                                   0
BENEFICIALLY OWNED       ------- -----------------------------------------------
                          8      SHARED VOTING POWER
BY EACH REPORTING                  0
                         ------- -----------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER
                                   0
                         ------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D




---------------------------------               --------------------------------
 CUSIP No. 159420207                                   Page 3 of 12 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Shell Petroleum Company Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES          7      SOLE VOTING POWER
                                   0
BENEFICIALLY OWNED       ------- -----------------------------------------------
                          8      SHARED VOTING POWER
BY EACH REPORTING                  0
                         ------- -----------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER
                                   0
                         ------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          HC
-------- -----------------------------------------------------------------------

This Amendment No. 4 (Final Amendment) amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited (collectively, the "Reporting Persons"). Information in the Schedule 13D remains in effect except to the extent that it is superseded and/or supplemented by the information contained in this Amendment No. 4. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 4.    Purpose of the Transaction

Item 4 is amended to replace the fourth and fifth paragraphs with the following:

The transactions contemplated by the Sale and Purchase Agreement were consummated on May 7, 2002. On the date of such consummation, the following, among other things, occurred: (i) Shell Capital Limited and the Issuer entered into Amendment No. 1 to the Amended and Restated Warrant Agreement, the purpose of which was to remove any existing prohibition set forth in the Amended and Restated Warrant Agreement with respect to the ability of Shell Capital Limited to transfer the Warrants to non-affiliates of Shell Capital Limited (the foregoing summary of Amendment No. 1 to the Amended and Restated Warrant Agreement is qualified in its entirety by reference to Exhibit E which is attached hereto) and (ii) Shell Capital Limited transferred the Warrants to CAIH. As a result of the consummation of the transactions contemplated by the Sale and Purchase Agreement, the Reporting Persons no longer have beneficial ownership with respect to the Warrants.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

"At the close of business on May 7, 2002, each of the Reporting Persons had no beneficial ownership of the Warrants."

Item 5(b) is hereby amended and restated in its entirety as follows:

"At the close of business on May 7, 2002, each of the Reporting Persons had no sole or shared power to vote, direct the vote, dispose, or direct the disposition of, the Warrants or the underlying shares of Common Stock."

Item 5(c) is hereby amended and restated in its entirety as follows:

"Other than the transactions contemplated by the Sale and Purchase Agreement described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by the Reporting Persons since the most recent amendment to Schedule 13D filed on May 6, 2002."

Item 5(d) is hereby amended and restated in its entirety as follows:

"Not applicable."

Item 5(e) is hereby amended and restated in its entirety as follows:

"As a result of the consummation of the transactions contemplated by the Sale and Purchase Agreement on May 7, 2002, the Reporting Persons no longer have beneficial ownership of the Warrants."

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

"Other than as described in Item 4, which description is incorporated by reference in this Item, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule A to this statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies."

Item 7.    Material to be filed as Exhibits:

Exhibit A - Sale and Purchase Agreement, dated May 3, 2002, between Shell Capital Inc. and Central Asian Industrial Holdings N.V.

Exhibit B - Amended and Restated Warrant Agreement, dated April 18, 2001, between Chaparral Resources, Inc. and Shell Capital Limited.

Exhibit C - Loan Agreement, dated as of November 1, 1999, among Chaparral Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit D - Supplemental Agreement, dated February 10, 2000, to the Loan Agreement set out in Exhibit C, among Chaparral Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit E - Amendment No. 1 to the Amended and Restated Warrant Agreement, dated May 7, 2002, between Chaparral Resources, Inc. and Shell Capital Limited.

Exhibit F - Agreement to Joint Filing of The Shell Petroleum Company Limited.

Exhibit G - Power of Attorney given by Shell Capital Limited to Roderick Innes Owen, dated May 1, 2002.

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2002

                                        SHELL CAPITAL LIMITED



                                          /s/   Roderick Innes Owen
                                        ----------------------------------------
                                        Name:     Roderick Innes Owen
                                        Title:    Attorney in fact

                                                                      SCHEDULE A


I.   Shell Capital Limited

          Each person named below is a director and/or executive officer of Shell Capital Limited, whose principal business is described in Item 2 of
Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                      BUSINESS ADDRESS                 OCCUPATION                         CITIZENSHIP
Judith Gubala Boynton     Shell Centre                     Member of the Board of Directors
                          London SE1 7NA                   of Shell Capital Limited;          American
                                                           Director of Finance The Shell
                                                           Petroleum Company Limited

Michael Patrick Treanor   Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited

Ralph Neil Gaskell        Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited; Group
                                                           Treasurer Shell International
                                                           Limited


II.  The Shell Petroleum Company Limited

          Each person named below is a director of The Shell Petroleum Company Limited, whose principal business is described in Item 2 of Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.

NAME                      BUSINESS ADDRESS                 OCCUPATION                         CITIZENSHIP
Mr Hendrikus de Ruiter    Carel van Bylandtlaan 30         Retired Former Executive           Dutch
                          2596 HR The Hague                Royal Dutch Petroleum Company

Sir Mark Moody-Stuart     Shell Centre                     Director                           British
                          London SE1 7NA                   The "Shell" Transport and
                                                           Trading Company, p.l.c.

Mr Henricus Josephus      Carel van Bylandtlaan 30         Managing Director                  Dutch
Maria Roels               2596 HR The Hague                Royal Dutch Petroleum Company


Ms Judith Gubala Boynton  Shell Centre                     Member of the Board of             American
                          London SE1 7NA                   Directors of Shell Capital
                                                           Limited; Director of Finance
                                                           The Shell Petroleum Company
                                                           Limited

Mr Paul David Skinner     Shell Centre                     Managing Director                  British
                          London SE1 7NA                   The "Shell" Transport and
                                                           Trading Company, p.l.c.

Mr Walter van de Vijver   Carel van Bylandtlaan 30         Managing Director                  Dutch
                          2596 HR The Hague                Royal Dutch Petroleum Company

Mr Maarten Albert van     71 Lombard Street                Chairman                           Dutch
den Bergh                 London EC3P 3BS                  Lloyds TSB Group Plc

Mr Jeroen van der Veer    Carel van Bylandtlaan 30         Managing Director                  Dutch
                          2596 HR The Hague                Royal Dutch Petroleum Company

Mr Lodewijk Christiaan    Carel van Bylandtlaan 30         Chairman Supervisory Board         Dutch
van Wachem                2596 HR The Hague                Royal Dutch Petroleum Company

Mr Philip Beverley Watts  Shell Centre                     Chairman & Managing Director       British
                          London SE1 7NA                   The "Shell" Transport and
                                                           Trading Company, p.l.c.

                                  EXHIBIT INDEX




Exhibit No.    Description

A              Sale and Purchase  Agreement,  dated May 3, 2002,  between  Shell
               Capital Inc. and Central Asian Industrial Holdings N.V. ****
B              Amended and  Restated  Warrant  Agreement,  dated April 18, 2001, between Chaparral Resources, Inc. and Shell Capital Limited.*
C              Loan  Agreement,  dated as of November 1, 1999,  among  Chaparral
               Resources,  Inc.,  Central Asian  Petroleum  (Guernsey)  Limited,
               Central Asian Petroleum,  Inc.,  Closed Type JSC  Karakudukmunay,
               Shell Capital Services Limited and Shell Capital Limited.**
D              Supplemental  Agreement,  dated  February  10,  2000 to the  Loan
               Agreement set out in Exhibit C, among Chaparral Resources,  Inc.,
               Central  Asian  Petroleum   (Guernsey)  Limited,   Central  Asian
               Petroleum,  Inc., Closed Type JSC  Karakudukmunay,  Shell Capital
               Services Limited and Shell Capital Limited.***
E              Amendment  No. 1 to the Amended and Restated  Warrant  Agreement,
               dated May 7, 2002,  between Chaparral  Resources,  Inc. and Shell
               Capital Limited.
F              Agreement to Joint Filing of The Shell Petroleum Company Limited.
G              Power of  Attorney  given by Shell  Capital  Limited to  Roderick
               Innes Owen, dated May 1, 2002.****

------------------

* Incorporated herein by reference to Amendment No. 1 to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on April 27, 2001.

** Incorporated herein by reference to Form 8-K (Current Report for the period ending October 25, 1999) filed by the Issuer with the Securities and Exchange Commission on November 17, 1999.

*** Incorporated herein by reference to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on February 15, 2000.

**** Incorporated herein by reference to Amendment No. 3 to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on May 6, 2001.

                                                                       EXHIBIT F



                            Agreement to Joint Filing

                       The Shell Petroleum Company Limited


The undersigned agrees that Amendment No. 4 to the Schedule 13D executed by Shell Capital Limited to which this Agreement to Joint Filing is attached as an exhibit is filed on behalf of The Shell Petroleum Company Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 8, 2002

                                          THE SHELL PETROLEUM
                                          COMPANY LIMITED

                                          By:  /s/ Jyoti Eruch Munsiff
                                             -----------------------------------
                                             Name:   Jyoti Eruch Munsiff
                                             Title:  Company Secretary